Exhibit 99.1

ObsEva Announces $20.0 Million Underwritten Offering and Concurrent Private Placement

Priced At-The-Market of Common Shares and 15-Month Purchase Warrants for

Potential Additional Gross Proceeds of $23.9 Million

GENEVA, Switzerland and BOSTON, MA (September 3, 2020) – ObsEva SA (NASDAQ: OBSV) (SIX: OBSN) (“ObsEva” or the “Company”), a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today announced the pricing of an underwritten equity offering and concurrent private placement transaction.

H.C. Wainwright & Co. is acting as sole book-running manager for the underwritten offering and exclusive placement agent for the private placement.

H.C. Wainwright & Co., as underwriter, has agreed to purchase on a firm commitment basis an aggregate of 6,448,240 units at an effective price of $2.869 per unit, less underwriting discounts and commissions. Each unit is comprised of one common share (or pre-funded warrant) and one 15-month purchase warrant to purchase one common share.

“We are very pleased to add a new high quality shareholder and obtain capital to further proceed with our pipeline development as we continue ongoing active discussions for a linzagolix commercial partnership,” said Ernest Loumaye, MD, PhD, OB/GYN, CEO and Co-Founder of ObsEva.

Each 15-month purchase warrant included in the units has an exercise price of $3.43 per share, is exercisable immediately and will expire 15 months from the date of issuance. The common shares (or pre-funded warrants) and the accompanying warrants can only be purchased together in the underwritten offering but will be issued separately. The underwritten offering is expected to close on or about September 8, 2020, subject to satisfaction of customary closing conditions.

ObsEva expects to receive aggregate gross proceeds of approximately $18.5 million from the underwritten offering, prior to deducting underwriting discounts and commissions and other offering expenses. In the event the 15-month purchase warrants are exercised in full, ObsEva expects to receive approximately $22.1 million in additional gross proceeds.

The securities offered in the underwritten offering are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-233069) previously filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2019 and declared effective by the SEC on August 14, 2019. The offering of the underwritten securities is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to, and describing the terms of, the underwritten offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Electronic copies of the prospectus supplement and accompanying prospectus may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or e-mail at placements@hcwco.com.

In addition to the securities being sold in the underwritten offering, the Company’s Chief Executive Officer has agreed to purchase 516,352 units, with each unit comprised of one common share and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share, in a concurrent private placement, exempt from the registration requirements of the Securities Act of 1933, as amended, at a purchase price equal to $2.905 per unit, for aggregate gross proceeds of approximately $1.5 million, prior to deducting placement agent fees and other placement expenses. The private placement is expected to close in the course of the month of September 2020, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offerings primarily to continue the development of the Company’s new chemical entities in its pipeline, and for working capital and other general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving ET outcomes following IVF. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the completion of the transactions described herein, the satisfaction of customary closing conditions related to the transactions described herein, the intended use of net proceeds from the transactions described herein. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include, without limitation, market risks and uncertainties and the satisfaction of customary closing conditions for an offering of securities and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Report on Form 6-K filed on August 6, 2020, its Annual Report on Form 20-F for the year ended December 31, 2019, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Vice President, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile